EX99.28 - PRESS RELEASE DATED FEB 15, 2005: SISM RESEARCH ANALYST REINFORCES'
          SPECULATIVE BUY/4 RATING FOR MIV THERAPEUTICS INC.


In a Research Report dated February 10, 2005, SISM Research reinforced it's SPECULATIVE BUY/4 Rating for MIV Therapeutics Inc., (OTCBB: MIVT) a developer of next-generation drug-eluting coatings that inhibit the rejection of implanted medical devices. SISM Research, leading European market analyst, noted that despite being significantly undervalued and still lacking awareness within the investor community, MIV Therapeutics enjoys strong fundamentals and has never been in a better position to move ahead with the development of its revolutionary, fully biocompatible hydroxyapatite (HAp) coating technology.

In 2004, MIVT successfully completed a comprehensive range of biocompatibility trials that confirmed the exceptional qualities of the Company's HAp coating technology. Recently completed preliminary safety porcine (pig) studies performed by Baylor College of Medicine and the Texas Heart Institute decisively confirmed the suitability of HAp for use in cardiovascular applications. Comprehensive animal studies continue MIVT's preparations for planned clinical trials which may commence in the very near future, accelerating progress towards successful commercialization of these unique HAp coating technologies.

MIVT is poised to enter the rapidly evolving drug-eluting stent market, one of the fastest growing and lucrative segments in the medical device arena with an annual growth of approx. 25%. "Pre-clinical testing of HAp as a coating for medical devices has demonstrated greater biocompatibility over polymer-based stents now available on the market," SISM's Schlotter said. "Because HAp is found in the body's own hard tissue, it has the potential to inhibit restenosis and also to be non-thrombogenic, something that is of particular importance to diabetic patients."

MIVT's technology is considered ideally suitable for broad application in cardiovascular and non-cardiovascular drug/device combination products. MIVT intends to further diversify its product/technology portfolio to capitalize on these potential multi-platform applications and access the US$200 billion market of drug/device combination products.

MIVT, with a current market cap of only $8.0M, has funded its operations successfully through the issuance of common stock and the Company intends to continue do so successfully in the future. "We believe, in time, "Schlotter went on to say, "the market will reflect MIVT's intrinsic value and this will be seen in the stock price. MIVT's proprietary, nano-film HAp coating technology has the very real potential of becoming the `coating of choice' for the implantable medical device industry."

MIVT is currently approaching the commercialization of the first generation of its coating technologies which are expected to drive the Company's future valuations. SISM believes the shares of MIVT offer an exceptionally favorable risk/reward for risk-tolerant, capital gains oriented investors.

SISM Research, based in Zurich, Switzerland, is a private investment research firm offering high-quality, independent, fundamental research on public companies since 1995. SISM writes, publishes and distributes investment research coverage, in both English and German, on micro- to small-cap public companies trading on the OTC Bulletin Board, NASDAQ and AMEX. This coverage is geared toward institutional and individual investors in both North America and in German-speaking Europe, a market that represents more than 100 million people. SISM Research is a content provider to Thomson Financials One Analytics/First Call, to Reuters 'Multex and InvesTrend.

About MIV Therapeutics
----------------------

MIV Therapeutics is developing a next generation line of advanced biocompatible coatings for passive and drug-eluting application on cardiovascular stents and other implantable medical devices. MIVT's ultra-thin coating has been derived from a unique biocompatible material called Hydroxyapatite (HAp) that has been shown to significantly inhibit the body's inflammatory response and the problem of restenosis associated with implanted medical devices. Hydroxyapatite is a biocompatible, porous material that makes up the bone mineral and the matrix of teeth. It is widely used as a bone substitute material and for coating implantable fixation devices in orthopedic, dental and other applications. A Collaborative Research Agreement (CRA) between MIVT and the University of British Columbia received a research and development grant from the Natural Sciences and Engineering Research Council of Canada (NSERC) in 2002 for the additional development of Hydroxyapatite as a drug eluting coating. MIVT's ultra-thin coating formulation is designed primarily to protect surrounding tissue from the chemical interaction of metal stents. The Company has progressed to the next development stage, which is expected to finalize the drug-eluting research and development program.

Please visit www.mivtherapeutics.com for more information.

Investor Inquiries:

Dan Savino
Investor Relations, MIV Therapeutics
Ph: 1 800 221-5108 ex.16
Fax: 604 301-9546
Email: dsavino@mivi.ca

Product inquiries and business opportunities:
Arc Rajtar
arajtar@mivi.ca
(604) 301-9545 ext 22

MIV Therapeutics Inc. pays SISM Research $1,750 per month over a two-year period solely to ensure independent coverage. Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements. Such statements are indicated by words or phrases such as "believe", "will", "breakthrough", "significant", "indicated", "feel", "revolutionary", "should", "ideal", "extremely" and "excited". These statements are made under "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those described in forward-looking statements and are subject to risks and uncertainties. See the Company's filings with the Securities and Exchange Commission including, without limitation, the Company's recent Form 10-K and Form 10-Qs, which identify specific factors that may cause actual results or events to differ materially from those described in the forward-looking statements.

Copyright (C) 2004 MIV Therapeutics Inc. All rights reserved.